Exhibit 20.1



January 3, 2007



Dear Shareholders:

The end of September marked the completion of our fiscal year and the first full year with our new accounting firm. We are pleased to have a successful Fiscal 2006 closed and are looking forward to 2007 with a solid portfolio of performing investments in place. While we faced and continue to face ongoing challenges in the real estate market, during Fiscal 2006 we made substantial progress toward our goal of reinvesting the BellaVista portfolio and realizing increased share value. We would like to inform you of recent activities and share with you the status of the company since our last shareholders communication in August.

Performing Investments

As of September 30, 2006 we had 16 projects in our investment portfolio. The Investment Type, Geographic Allocation, and Price Point Allocation are consistent with our ongoing portfolio diversification strategy. Please find below the various breakouts:

                                                    Target             Invested
                                           ----------------    -----------------

Investment Type
   First Trust Deed                                    50%                  52%
   Subordinated Debt                                   25%                  26%
   Equity Joint Ventures                               25%                  22%
Geography
   SF Bay Area                                         40%                  45%
   Southern California                                 25%                  24%
   Central Valley                                      25%                  18%
   Other                                               10%                  13%
Price Point
   Under $500,000                                      50%                  60%
   Between $500,000 and $750,000                       30%                  18%
   Between $750,000 and $1 Million                     20%                  22%


Highlights:

     We are excited to report that we have received regulatory approval for the development of 281 condominium units at our Livermore Village project. These approvals have greatly enhanced the value of the property and we expect this project to have a positive impact on our NRV in 2007.

Some of our shareholders have expressed concern over the recent news of a slowing housing market. While we are cognizant of this slowdown, we feel that


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there are still significant residential in-fill opportunities, so long as cautious underwriting criteria are maintained and due diligence is carefully performed. We continue to search for high quality conservatively underwritten investments to add to our portfolio.

Real Estate Owned

Our Villa Cortona project has now completed construction and we have 67 of the 72 condominiums sold. We expect the final sales to be wrapped up during the early months of 2007. We are pleased with the results of this project and the value that it has provided to our shareholders.

Our final Real Estate Owned asset is located on 189 Gilmartin Drive in Tiburon. This has been a difficult project and we have hired a new contractor to complete the work. We are pleased with his input and the construction progress to date. We expect this project to be finished and on the market for sale in Spring 2007.

Financial Information

On December 22, 2006 we filed our September 30, 2006 financial results on Form 10-KSB and estimated NRV at $4.38 as of September 30, 2006. During the year ended September 30, 2006 we collected $24.9 million from sales of Villa Cortona and our REO properties. We used those proceeds and the $14.4 million in cash at the beginning of the year to repay $8.0 million in debt and make new investments totaling $27.9 million so that at the end of the fiscal year the net realizable value of our performing investments totaled $50.8 million. The increase in our performing investments sets the foundation for anticipated future increases to our NRV and contributed to the increase realized during fiscal year September 30, 2006 from $4.20 to $4.38.

Tender Offer Results

On November 10, 2006 the Company closed its tender offer for the purchase of up to 750,000 shares of stock. In accordance with this offer, the Company purchased 725,217 shares at a price of $2.25 per share. This tender offer provided liquidity for those shareholders who desired it and will contribute to an increase of our net realizable value per share during the first quarter of our 2007 fiscal year.

Shareholder Meeting

The Company will hold its annual shareholder meeting on Tuesday, February 27, 2007 near its offices in Palo Alto. Please make a note of that date and watch for our meeting notice and materials, which we plan to mail later this week. We look forward to meeting as many shareholders as possible and encourage you to attend the meeting where you will have an opportunity to hear first hand of our progress and plans going forward. You will also have the opportunity to meet with both the BellaVista management team and members of the Board of Directors.




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Once again, we are very optimistic about our company's positive direction. We believe that we have laid a solid foundation in the first year of our three-year business plan which we shared with you at the last shareholder meeting. The management team and the Board of Directors continue to work very hard and are making good progress toward achieving the goals in our three-year business plan. Rest assured that we are all dedicated to making BellaVista a profitable investment and increasing your share value.


Sincerely,



Michael Rider                              Eric Hanke
President                                  Chief Investment Officer